SECURITIES AND EXCHANGE COMMISSION
                                               "Washington, D.C. 20549"

                                                  SCHEDULE 13G

                              Under the Securities Exchange Act of 1934
                                                 (Amendment No. 1)*

                            "Name of Issuer:     Oakwood Homes Corp"

                    " Title of Class of Securities:   Common Stock, Par $.5"

                                 CUSIP Number:  674098 10 8


Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's "initial filing on this form with respect to the subject class of securities," and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be "deemed to be "filed" for the purpose of Section 18 of the Securities Exchange" "Act of 1934("Act")or otherwise subject to the liabilities of that section of" "the Act but shall be subject to all other provisions of the Act (however,see" the Notes).



 CUSIP No. 674098 10 8                  13G


   1.  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Firstar Investment Research & Management Company
                                        39-1357350
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [   ]
                                                            (b) [ X ]

   3.  SEC USE ONLY


   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                    State of organization:  Wisconsin

                    NUMBER OF       5.  SOLE VOTING POWER

                    "SHARES                                   523,300"

       BENEFICIALLY  6.  SHARED VOTING POWER

                    OWNED BY                              "513,400"

                      EACH  7.  SOLE DISPOSITIVE POWER

                    "REPORTING                         "588,200"

                     PERSON 8.  SHARED DISPOSITIVE POWER

                      WITH                               "513,400"


   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               "1,101,600               "Shares"

   10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                    [  ]

   11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    5.20%

   12. TYPE OF REPORTING PERSON*

                    HC


   Item 1(a).   Name of Issuer:


                    "Oakwood Homes Corp"

   Item 1(b).   Address of Issuer's Principal Executive Offices:

                                        2225 S. Holden Rd.
                                        "Greensboro NC  27417-0386"


   Item 2(a).   Name of Person Filing:

                    Firstar Investment Research & Management Company


"   Item 2(b).   Address of Principal Business Office or, if none,"
                           Residence:

                                        777 E. Wisconsin Avenue
                                        "Milwaukee, Wisconsin  5320""


   Item 2(c).   Citizenship:

                                        State of organization:  Wisconsin


   Item 2(d).   Title of Class of Securities:

                                        "Common Stock, Par $.5"


   Item 2(e).   CUSIP Number:

                                        674068 10 8


"   Item 3.      If this statement is filed pursuant to Rules 13d-1(b), or "
                     "13d-2(b), check whether the person filing is a:"

  (a)     [ ]     Broker or Dealer registered under section 15 of the Act

   (b)     [ ]     Bank as defined in section 3(a)(6) of the Act

   (c)     [ ]     Insurance Company as defined in section 3(a)(19) of the
                                                            Act

   (d)     [ ]     Investment Company registered under section 8 of the
                             Investment Company Act

    (e)     [X]     Investment Adviser registered under section 203 of the
                               Investment Advisers Act of 1940

   "(f)     [ ]     Employee Benefit Plan, Pension Fund which is subject to "
                         the provisions of the Employee Retirement Income
                            Security Act of 1974 or Endowment Fund; see
                                240.13d-1(b)(1)(ii)(F)

    "(g)     [ ]     Parent Holding Company, in accordance with "
                           240.13d-1(b)(ii)(G) (Note: See Item 7)

    "(h)     [ ]     Group, in accordance with 240.13d-1(b)(1)(ii)(H)"



   Item 4.      Ownership:

"(a)     Amount Beneficially Owned as of December 31, 1994:"

                       1,101,600"                   shares"

   (b)     Percent of Class:

                         5.20%

    (c)     Number of Shares as to which such person has:

         (i)     sole power to vote or to direct the vote:

                        "523,300"                    "shares""
        (ii)    shared power to vote or to direct the vote:

                       "513,400"                    shares

       (iii)      sole power to dispose or to direct the
                                       disposition of:

                        "588,200                   shares"

 (iv)    shared power to dispose or to direct the
                   disposition of:

                       "513,400"                    shares


   Item 5.      Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial
          "owner of more than five percent of the class of securities, check" the following [ ].

   Item 6.    Ownership of More than Five Percent on Behalf of Another Person.


          Other persons are known to have the right to receive or the power "to direct the receipt of dividends from, or the proceeds from the " " sale of, shares beneficially owned by the filing person. Except "
           "for any person identified immediately below, such rights do not " extend to shares constituting more than 5% of the class.


                                        None


 Item 7.   Identification and Classification of the Subsidiary Which Acquired
                the Security Being Reported on By the Parent Holding Company.


   Item 8.      Identification and Classification of Members of the Group.


                                        Not Applicable



   Item 9.      Notice of Dissolution of Group.


                           Not Applicable



   Item 10.     Certification.


           "By signing below I certify that, to the best of my knowledge and "belief, he securities referred to above were acquired in the ordinary course" of business and were not acquired for the purpose and do not have the effect of changing or influencing control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                     Signature.

       "After reasonable inquiry and to the best of my knowledge and belief, I" "certify that the information set forth in this statement is true,complete and" "correct."




"   Date:  February 14, 1995"

FIRSTAR INVESTMENT RESEARCH & MANAGEMENT COMPANY



   By: /S/ Ronald L. Lewis



   Name/Title:  Ronald L. Lewis
                    Vice President and Secretary



   Exhibit to Item 7:   Identification and Classification of Subsidiaries

                                      "Firstar Bank Madison, N.A.      - BK"
                                      Firstar Corporation of Iowa
                                     "Firstar Bank Cedar Rapids, N.A.  - BK"
                                      Firstar Trust Company              - BK
                                      Firstar Investment Research and
                                       Management Company                 - IA